Exhibit 99.8

CERTIFICATE OF QUALIFIED PERSON

Jesus M. Velador Beltran, MMSA QP Geology

Director of Exploration, First Majestic Silver Corp.

Fanny Anitua 2700, Col. Los Angeles

Durango, Dgo. Mexico, 34076

I, Jesus M. Velador Beltran, MMSA QP, am employed as Director of Exploration with First Majestic Silver Corp. This certificate applies to the technical report entitled “Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, Mexico” that has an effective date of December 31, 2015 (the “Technical Report”).

I graduated from the Autonomous University of Chihuahua with a Bachelor of Geological Engineering degree in 1998, obtained a Master of Science degree in Geology from the University of Texas at El Paso, El Paso Texas in 2003, and obtained a Philosophical Doctorate degree in Geology from the New Mexico Institute of Mining and Technology, Socorro New Mexico, in 2010.

I am a member of the Mining and Metallurgical Society of America with Qualified Professional Geology status, a member of the Society of Economic Geologists, a member of the Geological Society of America, and a member of the Association of Mining Engineers, Metallurgist and Geologists of Mexico. I have practiced my profession continuously since 1999 and have been involved in exploration, geological modelling, mineral resource estimation of narrow veins and carbonate replacement deposits, and evaluation of precious and base metal sulphide prospects, projects and operations in Mexico.

As a result of my education, qualifications and past relevant work experience in exploration, geology, resource estimation of narrow vein precious metal deposits and evaluation of mineral projects, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have visited the La Encantada Silver Mine on several occasions during 2013, 2014 and 2015. My most recent personal inspection of the property took place November 2 and 3, 2015.

I am responsible for preparation of sections 4, 7, 8, 9, 10, 14.1 to 14.5, 23, 25.1, 25.2, 25.3, 26.1, 26.2, 26.3 and 26.5 of the Technical Report.

By reason of my employment with First Majestic Silver Corp., the 100% indirect owner of the La Encantada Silver Mine, I am not considered independent as that term is described in Section 1.5 of NI 43–101.

I have been involved in the La Encantada Silver Mine as supervisor and coordinator of exploration, geology and resource estimation disciplines preparing information for integration into the Technical Report since April, 2014.

I have read NI 43–101 and the Technical Report. I confirm that those sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, those sections of the Technical Report for which I am responsible contain all scientific and technical information required to be disclosed in order to ensure the Technical Report is not misleading.

“Signed and sealed”

Jesus M. Velador Beltran, QP.

Dated: March 15, 2016